Terrance James Reilly Of Counsel Admitted in Pennsylvania and New Jersey	123 South Broad Street Avenue of the Arts Philadelphia, PA 19109 Tel: 215-772-1500	Direct Dial: 215-772-7318 Fax: 215-772-7620 Email: treilly@mmwr.com

October 31, 2014

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Alternatives Fund, Inc.

1933 Act Registration No. 002-74436

1940 Act Registration No. 811-03287

Ladies and Gentlemen:

On July 15, 2014, New Alternatives Fund, Inc. (the “Fund”) filed with the U. S. Securities and Exchange Commission (the “Commission”), Post-Effective Amendment No. 42 to its Registration Statement on Form N-1A (“PEA No. 42”). PEA No. 42 was filed to disclose: (i) that subject to shareholder approval, the Fund was going to transfer all of its assets and liabilities to New Alternatives Fund (the “Trust”), a Delaware statutory trust, in exchange for Class A Shares of the Trust (the “Reorganization”); and (ii) after the Reorganization, the Trust would issue a second class of shares called “Investor Shares.” PEA No. 42 also disclosed certain changes in the investment advisory fee breakpoint schedule and updated some of the language in the Fund’s fundamental investment restrictions.

The Fund has subsequently delayed the effectiveness of PEA No. 42 pursuant to paragraph (b) (1) (iii) of Rule 485 under the Securities Act. These delays were to permit the Fund to complete the Reorganization.

The Reorganization is being entered into to re-domicile the Fund from a New York corporation to a Delaware statutory trust.

On Tuesday, October 7, 2014, the Fund received verbal comments on PEA No. 42 from Karen L. Rossotto, Senior Counsel, U. S. Securities and Exchange Commission, Division of Investment Management, Disclosure Review Office. Ms. Rossotto’s comments are in italics with the Trust’s proposed response below each comment.

Montgomery McCracken Walker & Rhoads LLP

U. S. Securities and Exchange Commission

October 31, 2014

Please note when reading disclosure extracted from the prospectus and statement of additional information (the “SAI”) and included here, that the term “Fund” is defined differently in the prospectus or SAI from how it is defined in this letter. In the prospectus and SAI, the term “Fund” is used when referencing the Trust’s sole series of shares, which is also named “New Alternatives Fund.”

Attached as exhibits are certain changed pages from PEA No. 42 (marked to reflect the changes requested by the Commission).

Prospectus Comments.

1. The Commission requested that the Trust file another Post-Effective Amendment to its Registration Statement on Form N-1A. The Post-Effective Amendment would be for the purpose of incorporating by reference the unaudited semi-annual financial statements of the Fund for the semi-annual period ended June 30, 2014. The annual financial information dated December 31, 2013 has become stale (i.e., the financial information is greater than 245 days’ old).

In connection with the closing of the Reorganization, the Trust will file Post-Effective Amendment No. 46 to the Registration Statement on Form N-1A (“PEA No. 46”). PEA No. 46 will be filed pursuant to paragraph (b) of Rule 485 under the Securities Act. PEA No. 46 will be filed by the Trust for the purpose of adopting under the Securities Act and the Investment Company Act of 1940, the Registration Statement on Form N-1A of the Fund, pursuant to the provisions of Rule 414 under the Securities Act. PEA No. 46 will also be filed to: (i) update financial information; (ii) incorporate by reference the semi-annual financial information for the Fund for its most recent semi-annual fiscal period ended June 30, 2014; (iii) add appropriate exhibits and consents; and (iv) respond to any material comments on PEA No. 42 from the Commission. PEA No. 46 will not contain any disclosures that would render it ineligible to become effective immediately pursuant to paragraph (b) of Rule 485 under the Securities Act.

2. On page 1 of the Prospectus, in the first paragraph of the Fee Table, the Commission requested that the Trust add language identifying the section heading and page number in the SAI where information is available about discounts on sales charges.

The change the Commission requested has been made. (See Exhibit A.)

The current sentence has been amended to read (the additions are underlined): “More information about this discount and other discounts is available from your financial professional and in the section “Reductions or Modifications of Sales Charges” on page 17 of this Prospectus, and in the sections “PURCHASE, REDEMPTION AND PRICING OF SHARES – How to Purchase Shares” and “PURCHASE, REDEMPTION AND PRICING OF SHARES – Sales Loads” beginning on page 22 of the Statement of Additional Information (the “SAI”).

Montgomery McCracken Walker & Rhoads LLP

U. S. Securities and Exchange Commission

October 31, 2014

3. On page 1 of the Prospectus, in the footnotes to the Fee Table, the Commission asked that the Trust not estimate Acquired Fund Fees and Expenses. In addition, if Acquired Fund Fees and Expenses will be less than 0.01%, the Commission noted that this line item may be deleted from the Fee Table.

The change the Commission requested has been made. The line item and note will be deleted. (also, See Exhibit A.)

Historically, because of a fundamental investment restriction, the Fund has not been permitted to invest any of its assets in other investment companies. As a part of the Reorganization, the Trust will have the ability to invest in other investment companies but only intends to do so to manage its short-term cash. The Trust will need to revisit this disclosure in subsequent years when the Trust may have such acquired fund expenses due to its new ability to invest in other investment companies.

4. On page 2, under “Principal Investment Strategies of the Fund,” the Commission asked that the Trust move the third paragraph, the one beginning “Money awaiting investment in portfolio securities….” back to the section entitled “ADDITIONAL INFORMATION ABOUT THE NEW ALTERNATIVES FUND.” This request is made because the paragraph deals with the Trust’s management of its short-term cash and is not a principal investment strategy of the Trust.

The change the Commission requested has been made. (See Exhibit B.)

5. On page 3, under “Principal Risks – Foreign Company Risk,” the Commission asked whether or not the Trust invested in unsponsored depository receipts? If it does invest in unsponsored depository receipts, the Commission requested that risk disclosure concerning unsponsored depository receipts be added.

I have confirmed with the Trust’s investment adviser, Accrued Equities, Inc. (the “Advisor”), that the Trust does not invest in unsponsored depository receipts. No change is necessary. Should unsponsored depository receipts become a principal investment strategy of the Trust in the future, the Trust will amend the risk disclosure accordingly.

6. On page 4, under “Principal Risks – Investment in Other Investment Companies,” the Commission asked that the Trust add disclosure under “Principal Investment Strategies of the Fund” on the Trust’s policies with respect to investments in other investment companies.

No change is required here. The investments in other investment companies are not a principal investment strategy of the Trust. The Trust will only invest in other investment companies with respect to its short-term cash management.

Montgomery McCracken Walker & Rhoads LLP

U. S. Securities and Exchange Commission

October 31, 2014

7. On page 4, under “Principal Risks,” the Commission asked whether or not the Trust should add risk disclosure concerning small-cap stocks and/or mid-cap stocks?

The Fund used to carry small-cap stock risk disclosure but determined that such securities did not represent a principal investment strategy or significant portion of its assets. I confirmed with the Advisor that the Fund currently owns one small-cap stock, representing approximately 4% of its assets. Accordingly, no small-cap stock risk is being added at this time.

With respect to mid-cap stock risk, the Trust will add the following risk disclosure (See Exhibit C):

“Mid-Cap Risk. The Fund is subject to the risk that the stocks of mid-cap companies can be more volatile and riskier than the stocks of larger issuers. Mid-cap companies tend to have more limited resources, product lines and market share than larger more established businesses. As a result, their share prices tend to fluctuate more than those of larger companies. Their shares may also trade less frequently and in limited volume, making them potentially less liquid. The price of mid-cap company stocks might fall regardless of trends in the broader market.”

8. On page 7, under “Tax Disclosure,” the Commission asked whether or not the Trust should add disclosure concerning return of capital? This comment arose because the Trust has the ability to invest in REITs and Master Limited Partnerships, two types of equity securities which frequently return capital in their distributions.

No change is required here. I confirmed with the Advisor and with BNY Mellon Investment Servicing (US) Inc. (“BNY Mellon”), the Trust’s fund accounting agent, that the Fund’s distributions did not include any return of capital. Going forward, the Trust will continue to monitor this issue.

9. On page 8, at the end of the first paragraph under the section entitled “ADDITIONAL INFORMATION ABOUT THE NEW ALTERNATIVES FUND – Additional Information Regarding the Fund’s Special Interest in Alternative Energy,” the Commission requested that the Trust add disclosure stating that should it change the Trust’s investment objective, it will provide 60-days prior notice?

The change the Commission requested has been made. (also, See Exhibit B.) The following sentence has been added to the end of the paragraph:

“However, the Fund will not change its investment objective without providing the shareholders with at least 60 days prior written notice.”

10. On page 11, the third full paragraph beginning, “In selecting investments for the Fund,….” the Commission requested that this paragraph be summarized and moved forward in the Prospectus under the section entitled “Principal Investment Strategies of the Fund.”

Montgomery McCracken Walker & Rhoads LLP

U. S. Securities and Exchange Commission

October 31, 2014

The change the Commission requested has been made. (See Exhibit D.) The summarized paragraph shall read:

“In selecting investments for the Fund, the Advisor selects securities for purchase or sale by subjectively balancing factors such as the investment’s relationship to the Fund’s areas of interest and concentration, the perceived risk of the investment, and the current value of the security. The Advisor also considers the perceived prospects for the company and its industry, with concern for economic, political and social conditions at the time. In addition the Advisor considers its expectations for the investment based on, among other things, the company’s technological and management strength.”

11. On page 11, under “Portfolio Holdings,” the Commission requested that the Trust add to the Prospectus disclosure that a description of the Trust’s policies and procedures with respect to the disclosure of the Trust’s portfolio securities can be found on the Trust’s web site.

No change is required here. As per the instructions to Item 9 (d) of Form N-1A, the disclosure requested is required if it is applicable. I confirmed that although the Trust’s portfolio holdings are disclosed on the web site on a quarterly basis, the policies and procedures regarding such portfolio disclosure are not on the Trust’s web site.

SAI Comments.

1. On page 6 of the SAI, the Commission requested that the Trust review its disclosure concerning any possible conflicts between the interests of Trust shareholders on one hand, and those of the Trust’s Advisor or any affiliated person of the Trust or the Advisor on the other hand.

Due to the specific circumstances of the Trust’s and the Advisor’s operations, there should be no conflict of interest with the Trust’s shareholders. The Trust is the Advisor’s only client. There are no other investment companies or client assets managed by the Advisor. In addition, the Advisor is small, with only three employees. Two of the employees, the portfolio managers, are also members of the Board of Trustees of the Trust.

The sentence in question concerning conflicts is being revised to read (See Exhibit E):

“With respect to the disclosure of portfolio holdings, since the Fund is the only client of the Advisor, and the portfolio managers are also members of the Trust’s Board of Trustees, there are no conflicts of interest between the Fund’s shareholders and the staff of the Advisor.”

2. On page 14, under the section entitled “Code of Ethics,” the Commission requested that the Trust review its disclosure in light of the requirements Item 17 (e) of Form N-1A, in particular, the sentence that currently reads: “Under the Code of Ethics, access persons are

Montgomery McCracken Walker & Rhoads LLP

U. S. Securities and Exchange Commission

October 31, 2014

permitted to engage in personal securities transactions, but are required to report their personal securities transactions for monitoring purposes.”

I confirmed with the Trust that its current Code of Ethics permits access persons at the Advisor to invest in the same securities that may be purchased or held by the Trust. I further confirmed that to date, only one security is owned by an access person that is also held by the Trust. In this one instance, the access person held the securities for several years prior to the Trust’s purchase of such security.

The sentence is being revised (See Exhibit F.) to read (the changes are underlined): “Under the Code of Ethics, access persons are permitted to engage in personal securities transactions, including investing in securities that may be purchased or held by the Fund, but are required to report their personal securities transactions for monitoring purposes.”

I believe that this resolves all of the comments that were raised in my conversations with the Commission. A copy of this correspondence is being filed via EDGAR transmission. Questions concerning this filing may be directed to Terrance James Reilly at (215) 772-7318.

Very truly yours,

/s/ TERRANCE JAMES REILLY
Terrance James Reilly

cc:	David J. Schoenwald
Bonnie M. Scott
Karen L. Rossotto (SEC)

Enclosures

EXHIBIT A

NEW ALTERNATIVES FUND SUMMARY

Investment Objective

The investment objective of New Alternatives Fund (the “Fund”) is long-term capital appreciation.

Fees and Expenses of the Fund

The table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts on purchases of $25,000 or more of Class A Shares of the Fund. More information about this discount and other discounts is available from your financial professional and in the section “Reductions or Modifications of Sales Charges” on page 17 of this Prospectus, and in the sections “PURCHASE, REDEMPTION AND PRICING OF SHARES – How to Purchase Shares” and “PURCHASE, REDEMPTION AND PRICING OF SHARES – Sales Loads” beginning on page 22 of the Statement of Additional Information (the “SAI”).

Shareholder Fees (fees paid directly from your investment)	Class A Shares	Investor Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	4.75%	None
Maximum Deferred Sales Charge (Load)	None	None
Redemption Fee (as a percentage of amount redeemed) (imposed only if redemption occurs within 60 days of initial purchase) [1]	None	2.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Class A Shares	Investor Shares
Management Fees [2]	0.58%	0.58%
Distribution and/or Service (12b-1) Fees	None	0.25%
Other Expenses:	0.58%	0.58%
Total Annual Fund Operating Expenses [2]	1.16%	1.41%

1.

A two percent (2.00%) redemption fee is charged on Investor Shares held less than sixty (60) days and is retained by the Fund. This redemption fee is meant to prevent short-term trading in the Investor Shares of the Fund and to offset any transaction and other costs associated with short-term trading.

2.

This number has been re-stated to reflect the change in the Fund’s Management Fee breakpoint schedule effective November     , 2014. This number assumes that the new Management Fee breakpoint fee schedule had been in effect during the fiscal year ended December 31, 2013. Actual Management Fees for the fiscal year ended December 31, 2013 were 0.54% and the Total Annual Fund Operating Expenses for the Class A Shares of the Fund for the fiscal year ended December 31, 2013 were 1.12%. Investor Shares were not offered during the fiscal year ended December 31, 2013.

Example

The following Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that: (i) you pay the maximum applicable sales charge, (ii) your investment has a 5% return each year, and (iii) the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your expenses would be:

	1 Year	3 Years	5 Years	10 Years
Class A Shares	$588	$826	$1,083	$1,817
Investor Shares	$144	$446	$771	$1,691

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example above, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 24.01% of the average value of its portfolio.

Principal Investment Strategies of the Fund

The Fund seeks to achieve its investment objective by investing in equity securities. The equity securities in which the Fund invests consist primarily of common stocks. Other equity securities in which the Fund may invest include depository receipts, real estate investment trusts (“REITs”) and publicly-traded master limited partnerships (“MLPs”). The Fund makes investments in a wide range of industries and in companies of all sizes. The Fund invests in equity securities of both U.S. and foreign companies, and has no limitation on the percentage of assets invested in the U.S. or abroad.

Under normal market conditions, at least 25% of the Fund’s total assets will be invested in equity securities of companies in the alternative energy industry. “Alternative Energy” means the production and conservation of energy in a manner that reduces pollution and harm to the environment, particularly when compared to conventional coal, oil or nuclear energy.

EXHIBIT B

ADDITIONAL INFORMATION ABOUT THE NEW ALTERNATIVES FUND

The Fund’s investment objective is long-term capital appreciation. This investment objective is not fundamental, which means that it can be changed by the Board of Trustees of the Fund without the approval of the shareholders. However, the Fund will not change its investment objective without providing the shareholders with at least 60 days prior written notice.

The Fund seeks to achieve its investment objective by investing in equity securities. The equity securities in which the Fund invests consist primarily of common stocks. Other equity securities in which the Fund may invest include depository receipts, REITs and MLPs. Under normal market conditions, at least 25% of the Fund’s total assets will be invested in equity securities of companies in the Alternative Energy industry.

Money awaiting investment in portfolio holdings may be held in cash or cash equivalents. The cash equivalents that the Fund may invest in are: U.S. Treasury Bills, mutual funds investing in obligations of the U.S. Government, its agencies or instrumentalities (e.g., U.S. Government Securities and U.S. Treasury Bills); money market mutual funds and certificates of deposit of what it considers to be socially-concerned, federally insured banks and credit unions that are committed to serving community needs. When current market, economic, political or other conditions are unstable and would impact the pursuit of the Fund’s investment objective, the Fund may invest up to 100% of its assets in such securities for temporary defensive purposes. To the extent such temporary defensive investments are made, the Fund may be unable to achieve its investment objective.

Additional Information Regarding the Fund’s Special Interest in

Alternative Energy

“Alternative Energy” means the production and conservation of energy in a manner that reduces pollution and harm to the environment, particularly when compared to conventional coal, oil or nuclear energy. Alternative Energy and renewable energy are overlapping and related concepts. Such energy saves natural resources and is environmentally superior to conventional coal and oil. Alternative Energy includes renewable energy (solar, wind, hydro, geothermal and biomass), fuel cells, hydrogen and energy conservation and enabling technologies.

The Fund does not include oil and coal, as presently used, within its definition of Alternative Energy. The Fund may invest in conventional energy companies when they are actively developing or producing such items as photovoltaic solar cells, fuel cells or developing other products and technologies related to the Fund’s areas of interest. There may be future technologies for the transformation of coal to a clean source of energy.

Power generated through wind, flowing water, direct sunlight and geothermal heating are ancient but now employ new technologies. Electricity produced by solar cells, hydrogen, ocean energy and fuel cells are relatively new.

EXHIBIT C

subject to the same disclosure, accounting, auditing and financial reporting standards as U.S. companies. These risks can increase the potential for losses in the Fund and affect its share price.

Mid-Cap Risk. The Fund is subject to the risk that the stocks of mid-cap companies can be more volatile and riskier than the stocks of larger issuers. Mid-cap companies tend to have more limited resources, product lines and market share than larger more established businesses. As a result, their share prices tend to fluctuate more than those of larger companies. Their shares may also trade less frequently and in limited volume, making them potentially less liquid. The price of mid-cap company stocks might fall regardless of trends in the broader market.

REIT Risk. The Fund may invest in REITs. Equity REITs invest directly in real property while mortgage REITs invest in mortgages on real property. REITs may be subject to the risk that your investment may be affected by conditions in the real estate industry such as declining property values due to idle capacity or declining income resulting from unanticipated economic, legal, cultural or technological developments. REIT prices also may drop because of the failure of borrowers to pay their loans and as a result of poor management.

MLP Risk. The Fund may invest in MLPs. MLPs are limited partnerships in which the ownership units are publicly traded. MLP units are registered with the U.S. Securities and Exchange Commission (the “SEC”) and are freely traded on a securities exchange or in the over-the-counter market. MLPs often own several properties or businesses (or own interests) that are related to oil and gas industries or other natural resources, but they also may finance other projects. To the extent that an MLP’s interests are all in a particular industry, the MLP will be negatively impacted by economic events adversely impacting that industry. The risks of investing in a MLP are generally those involved in investing in a partnership as opposed to a corporation. For example, state law governing partnerships is often less restrictive than state law governing corporations. Accordingly, there may be fewer protections afforded to investors in a MLP than investors in a corporation. In addition, MLPs may be subject to state taxation in certain jurisdictions which will have the effect of reducing the amount of income paid by the MLP to its investors.

Investment in Other Investment Companies. As with other investments, investments in other investment companies are subject to general and market risk. In addition, if the Fund acquires shares of investment companies, shareholders bear both their proportionate share of expenses in the Fund (including advisory fees) and, indirectly, the expenses of the other investment companies.

Is This Fund For You?

The Fund is not for investors seeking a high level of current income or safety. Investing in the Fund is not a complete investment program.

The Fund may appeal to investors with an interest in Alternative Energy, environmental improvement and social responsibility. Please understand that social responsibility is a subjective concept that is interpreted by the investment adviser and may reduce the number of companies eligible for investment by the Fund.

EXHIBIT D

In selecting investments for the Fund, the Advisor selects securities for purchase or sale by subjectively balancing factors such as the investment’s relationship to the Fund’s areas of interest and concentration, the perceived risk of the investment, and the current value of the security. The Advisor also considers the perceived prospects for the company and its industry, with concern for economic, political and social conditions at the time. In addition the Advisor considers its expectations for the investment based on, among other things, the company’s technological and management strength.

Principal Risks

General Risk. All investments are subject to inherent risks, and an investment in the Fund is no exception. Accordingly, you may lose money by investing in the Fund.

Market Risk. The value of the Fund’s investments will fluctuate as markets fluctuate and could decline over short- or long-term periods.

Concentration Risk. Under normal market conditions, at least 25% of the Fund’s total assets will be invested in equity securities of companies in the Alternative Energy industry. A downturn in this group of industries would have a larger impact on the Fund than on a fund that does not concentrate its investments.

New Technology Risk. The Fund may consider investments in new technologies intended to produce a clean and sustainable environment. New technologies may not be cost effective, and the investment adviser may select a new technology that is not successful. It is also possible that interest in achieving a clean and sustainable environment may diminish. The potential advantages of new technologies may be slow in both development and recognition.

Political Risk. Investments in Alternative Energy and companies with environmental products are subject to political priorities and changing government regulations and subsidies that may impact the value of their securities. There are also risks associated with a failure to enforce environmental law. For example, if the government reduces environmental regulation or its enforcement, companies that produce products designed to provide a clean environment, and in which the Fund invests, are less likely to prosper.

Foreign Company Risk. Investing in foreign securities (including depositary receipts traded on U.S. exchanges but representing shares of foreign companies) involves more risks than investing in U.S. securities. Risks of investing in foreign companies include currency exchange rates between foreign currencies and the U.S. dollar. The political, economic and social structures of some foreign countries may be less stable and more volatile than those in the U.S. Brokerage commissions and other fees may be higher for foreign securities. Foreign companies may not be

EXHIBIT E

first and third fiscal quarters (March 31 and September 30). There are no arrangements to provide portfolio holdings to anyone for compensation or other consideration.

The listing of the portfolio holdings is available first to the Advisor’s staff and Chief Compliance Officer. The authority to establish policies with respect to disclosure of Fund holdings resides with the Trust’s Board of Trustees. With respect to the disclosure of portfolio holdings, since the Fund is the only client of the Advisor, and the portfolio managers are also members of the Trust’s Board of Trustees, there are no conflicts of interest between the Fund’s shareholders and the staff of the Advisor.

Website. The Fund may periodically disclose its holdings on its website: www.newalternativesfund.com.

EXHIBIT F

Trustee Ownership of Fund Shares

The following table shows the dollar range of equity securities beneficially owned in the Predecessor Company by each Director as of December 31, 2013.

Name of Director	Dollar Range of Equity Securities in the Predecessor Company	Aggregate Dollar Range of Equity Securities in all Funds Overseen by the Trustee
Sharon Reier	$10,001-$50,000	$10,001-$50,000
Preston V. Pumphrey*	$10,001-$50,000	$10,001-$50,000
Murray D. Rosenblith	$10,001-$50,000	$10,001-$50,000
Susan Hickey	$1-$10,000	$1-$10,000
Jonathan D. Beard	$50,001-$100,000	$50,001-$100,000
Jeffrey E. Perlman	$1-$10,000	$1-$10,000
David J. Schoenwald	Over $100,000	Over $100,000

*	Preston V. Pumphrey resigned from the Board of Directors and as Audit Committee Chairperson effective January 31, 2014.

As of December 31, 2013, none of the Directors, other than David Schoenwald, nor any of their immediate family members, owned beneficially or of record, any securities in the Advisor, or any securities in a person (other than a registered investment company) directly or indirectly controlling, controlled by or under common control with the Advisor. In addition, as of December 31, 2013, none of the Directors, nor any of their immediate family members, owned beneficially or of record, any securities in the Fund’s principle underwriter, or any securities in a person directly or indirectly controlling, controlled by or under common control with the Fund’s principle underwriter.

CODE OF ETHICS

The Trust and Accrued Equities (the Advisor and Sub-Distributor of the Fund) have adopted a joint Code of Ethics pursuant to Rule 17j-1 under 1940 Act and Rule 204A-1 under the Investment Advisers Act of 1940 (the “Advisers Act”). This Code of Ethics applies to the personal investing activities of directors, trustees, officers and certain employees (“access persons”) of the Trust, Fund and the Advisor. Rule 17j-1 and the Code of Ethics are designed to prevent unlawful practices in connection with the purchase or sale of securities by access persons. Under the Code of Ethics, access persons are permitted to engage in personal securities transactions, including investing in securities that may be purchased or held by the Fund, but are required to report their personal securities transactions for monitoring purposes. In addition, the Fund’s portfolio managers and members of their immediate family are prohibited from purchasing securities issued in an initial public or limited offering, unless such acquisition is approved by the Code Compliance Officer. A copy of the Code of Ethics is on file with the SEC, and is available to the public at www.sec.gov.